OPPENHEIMER SELECT MANAGERS- SALOMON BROTHERS ALL CAP FUND - REPORT OF SHAREHOLDER MEETING (UNAUDITED)

         On October 31, 2003 a special shareholder meeting was held to approve an Agreement and Plan of Reorganization by and between Oppenheimer Select Managers, on behalf of its series Salomon Brothers All Cap Fund (the "Fund") and Oppenheimer Series Fund, Inc., on behalf of its series Oppenheimer Value Fund and the transactions contemplated thereby, as described in the Fund's proxy statement for that meeting. The proposal was approved by the shareholders (Proposal No. 1). The following is a report of the votes cast:

FOR                       AGAINST                    ABSTAIN                   TOTAL

1,466,740.830             39,073.550                 86,213.944                1,592,028.324